                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 11-K/A1

                                Amendment No.1 to

                                  ANNUAL REPORT

                            Pursuant to Section 15(d)
                   of the Securities and Exchange Act of 1934

              For the fiscal years ended December 31, 1995 and 1996

                        Commission file number 1 - 12082


         A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

                 HANOVER DIRECT, INC. SAVINGS & RETIREMENT PLAN
                            c/o Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

This Form 11-K/A1 is being filed by Hanover Direct, Inc., a Delaware corporation (the "Company"), as an amendment to its Annual Report on Form 11-K for the Hanover Direct, Inc. Savings and Retirement Plan (the "Plan") for the Plan's fiscal year ended December 31, 1996 to make certain amendments to such Form 11-K as set forth below.

1 The STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - For the Year ended December 31, 1996 is deleted in its entirety and replaced with the following.

               HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
              (formerly The Horn & Hardart Company Savings Plan)
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                 Fixed         Conservative         Capital         Conservative          Balanced
                                                Income              Bond            Growth             Equity               Value
                                                 Fund               Fund             Fund                Fund               Fund
                                            --------------------------------------------------------------------------------------
INCREASES IN NET ASSETS:
  Interest/dividend income                  $     3,061        $      35        $       141        $        84        $       104
  Change in plan participant loan
     receivable                                 (23,037)
  Contributions
     Participants                               392,236
     Hanover Direct, Inc and
        subsidiaries (net of credited
        forfeitures of $0 in 1996               110,311
  Interfund transfers                           (41,503)           5,388             56,284              4,477            (25,018)
                                            -------------------------------------------------------------------------------------
    Total additions                             441,068            5,423             56,425              4,561            (24,914)

DECREASES IN NET ASSETS:
  Disbursements, withdrawals,
     terminations and administrative
     costs                                      251,050           12,801             40,667             48,062             42,887
  Unallocated forfeitures
  Net change in depreciation
     (appreciation) on fund
     investments                                (66,422)           6,245           (126,257)          (102,996)           (86,209)
                                            -------------------------------------------------------------------------------------
    Total deductions (additions)                184,628           19,046            (85,590)           (54,934)           (43,322)
                                            -------------------------------------------------------------------------------------
    Net increase (decrease)                     256,440          (13,623)           142,015             59,495             18,408
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                 4,668,445          751,963          2,171,985          1,936,652          2,355,210
                                            -------------------------------------------------------------------------------------

  Trustee Transfer                           (4,924,885)        (738,340)        (2,314,000)        (1,996,147)        (2,373,618)
                                            -------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                     $        --        $      --        $        --        $        --        $        --
                                            =====================================================================================

                                               Hanover          Combined           Stable              Spectrum          Spectrum
                                             Direct, Inc.      Paine Webber         Value               Income            Growth
                                             Stock Fund           Funds             Fund                 Fund              Fund
                                             ------------------------------------------------------------------------------------
INCREASES IN NET ASSETS:
  Interest/dividend income                   $     593        $     4,018        $  182,323          $  124,780        $  431,974
  Change in plan participant loan
     receivable                                                   (23,037)           13,628              (1,262)          (39,431)
  Contributions
     Participants                                                 392,236           550,792              50,120           361,436
     Hanover Direct, Inc and
        subsidiaries (net of credited
        forfeitures of $0 in 1996                                 110,311           159,308             188,693            89,977
  Interfund transfers                              372                 --          (213,609)            (49,117)         (198,248)
                                             ------------------------------------------------------------------------------------
    Total additions                                965            483,528           692,442             313,214           645,708

DECREASES IN NET ASSETS:
  Disbursements, withdrawals,
     terminations and administrative
     costs                                      (3,798)           391,669           979,478             202,349           448,238
  Unallocated forfeitures                        3,637              3,637            33,770               6,417            17,836
  Net change in depreciation
     (appreciation) on fund
     investments                                96,393           (279,246)               --             (44,778)         (291,940)
                                             ------------------------------------------------------------------------------------
    Total deductions (additions)                96,232            116,060         1,013,248             163,988           174,134
                                             ------------------------------------------------------------------------------------
    Net increase (decrease)                    (95,267)           367,468          (320,806)            149,226           471,574
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                  415,067         12,299,322                --                  --                --
                                             ------------------------------------------------------------------------------------

  Trustee Transfer                            (319,800)        (12,666,790)       4,681,399           1,978,227         5,659,279
                                             ------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                      $      --        $        --        $4,360,593          $2,127,453        $6,130,853
                                             ====================================================================================

                                                 New        International      Hanover          Combined
                                               Horizons        Stock         Direct, Inc.        T. Rowe             Plan
                                                 Fund           Fund         Stock Fund        Price Funds          Totals
                                              --------------------------------------------------------------------------------
INCREASES IN NET ASSETS:
  Interest/dividend income                    $ 76,933       $  7,920        $     282        $   824,212        $   828,230
  Change in plan participant loan
     receivable                                 24,339         10,384              523              8,181            (14,856)
  Contributions
     Participants                              401,341        153,316           11,182          1,528,187          1,920,423
     Hanover Direct, Inc and
        subsidiaries (net of credited
        forfeitures of $0 in 1996               87,707         31,516            3,205            560,406            670,717
  Interfund transfers                          364,151        128,168          (31,345)                --                 --
                                              --------------------------------------------------------------------------------
    Total additions                            954,471        331,304          (16,153)         2,920,986          3,404,514

DECREASES IN NET ASSETS:
  Disbursements, withdrawals,
     terminations and administrative
     costs                                      70,178         46,249           42,633          1,789,125          2,180,794
  Unallocated forfeitures                        2,200            376            2,090             62,689             66,326
  Net change in depreciation
     (appreciation) on fund
     investments                                52,475        (10,176)         117,040           (177,379)          (456,625)
                                              --------------------------------------------------------------------------------
    Total deductions (additions)               124,853         36,449          161,763          1,674,435          1,790,495
                                              --------------------------------------------------------------------------------
    Net increase (decrease)                    829,618        294,855         (177,916)         1,246,551          1,614,019
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                       --             --               --                 --         12,299,322
                                              --------------------------------------------------------------------------------

  Trustee Transfer                                  --             --          347,885         12,666,790                 --
                                              --------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                       $829,618       $294,855        $ 169,969        $13,913,341        $13,913,341
                                              ================================================================================

The accompanying notes are an integral part of these statements.

2 The second paragraph of Note 6 (Contribution Payable) is deleted in its entirety and replaced with the following.

         The December 31, 1996 contribution payable consists of unvested Employer Contributions forfeited by terminated Plan participants. The forfeited amounts will be used to reduce the Company's contributions to participants in 1997.

3 Note 7 Net Depreciation/(Appreciation) on Fund Investments is deleted in its entirety and replaced with the following.

         7. NET DEPRECIATION/(APPRECIATION) ON FUND INVESTMENTS

         The net depreciation/(appreciation) on fund investments at December 31, 1996 consists of unrealized depreciation of approximately $1.7 million and an aggregate realized gain of approximately $2.2 million. The Plan sold investments during the 1996 Plan year with approximate aggregate costs of $12.7 million resulting in aggregate proceeds of approximately $14.9 million. The realized gain/loss on the investments sold is the difference between the market value at the beginning of the Plan year (or on the purchase date if purchased during the Plan year) and the date of sale.

4        Form 5500 - Item 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
         - As of December 31, 1996 is deleted in its entirety and replaced with the following.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
                              FORM 5500 - ITEM 27A
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996

                                                                           Current
                Description                             Cost                Value
                -----------                         --------------------------------
INVESTMENT IN:

   STABLE  VALUE PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                   $  4,079,812         $ 4,079,812

   SPECTRUM INCOME PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                      2,086,556           2,127,453

   SPECTRUM GROWTH PORTFOLIO - T.Rowe Price
   Retirement Plan Services, Inc.                      5,872,920           6,130,853

   NEW HORIZONS PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                        881,930             829,618

   INTERNATIONAL STOCK PORTFOLIO - T. Rowe
   Price Retirement Plan Services, Inc.                  286,171             294,855

   HANOVER DIRECT, INC. COMMON STOCK (1)                 184,405             169,969

PLAN PARTICIPANT LOAN RECEIVABLE (2)                     411,083             411,083
                                                    --------------------------------
   TOTAL ASSETS HELD FOR INVESTMENT PURPOSES          13,802,877          14,043,643
                                                    ================================

(1) Represents party in interest.

(2) Terms of these loans generally range from 1 to 5 years and bear interest ranging from 7.0% to 10.0%.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this amendment to this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        HANOVER DIRECT, INC. SAVINGS &
                                             RETIREMENT PLAN


DATE: JULY 11, 1997                     By:  /s/  Larry Svoboda
                                        ------------------------------------
                                        Larry Svoboda
                                        Senior Vice President and
                                        Chief Financial Officer



                                        By:  /s/  Edward J. O'Brien
                                        ------------------------------------
                                        Edward J. O'Brien
                                        Senior Vice President,
                                        Treasurer and Secretary